Exhibit (e)(12)

[OPENWAVE LOGO]
2100 Seaport Boulevard
Redwood City, CA 94063
USA

Main 1-650-480-8000
Fax 1-650-480-8100
www.openwave.com

April 21, 2006

Dear Mr. Galvin:

        On behalf of Openwave Systems Inc. (the "Company"), we are pleased to offer you the position of Senior Vice President, Products with duties and responsibilities established by Dave Peterschmidt that are commensurate with that position. The terms of the offer are set forth below, as supplemented by the employment terms set forth in the Company's standard form of Change of Control Severance Agreement, Confidential Information and Invention Assignment Agreement and Indemnity Agreement, copies of which are attached hereto and are referred to collectively with this letter as the "Executive Offer Documents". The terms set forth below are effective as of the mutually agreed start date ("Effective Date"), except as otherwise set forth below.

        1.    Cash Compensation.

        Your monthly base salary will be $24,583.33 per month or $295,000 on an annualized basis.

        You shall be eligible for a quarterly incentive cash award under the Company's Corporate Incentive Plan ("CIP"), based upon a target for each quarterly period, which shall be sixty percent (60%) of your base salary actually earned for the quarter (i.e., $44,250 based upon your initial base salary). This amount will be pro-rated for your initial quarterly period. Under the terms of the CIP, your actual annual incentive cash award may be below, at, or above target (up to a maximum of 150% of your target, as pro-rated if applicable) and shall be determined based upon the Company's achievement level against selected financial and performance objectives. The terms of the CIP, including the financial and performance objectives for the Company, shall be established for each performance period by the Compensation Committee in consultation with the Board of Directors of the Company.

        2.    Equity Awards.

        Subject to the approval of the Compensation Committee, you will be granted (a) an option to purchase Two Hundred Thousand (200,000) shares of Company common stock (the "Option") and (b) a restricted stock award of Sixty Thousand (60,000) shares of Company common stock (the "Restricted Stock Award"). The Option shall have an exercise price equal to the fair market value of the Company common stock on the date of grant (which shall be determined in the discretion of the Compensation Committee) and shall vest over a four year period, with one-fourth (1/4) of the shares subject to the Option vesting on the first anniversary of the Effective Date, and an additional one forty-eighth (1/48th) of the shares subject to the Option vesting each calendar month thereafter on the same day of the subsequent calendar month. The Restricted Stock Award shall vest over four years in equal installments of 15,000 shares each on the four anniversaries of the 15th day of the second month of the quarter of which the Restricted Stock Award was granted by the Compensation Committee (i.e., if the grant date is in June, then 15,000 shares will vest on May 15 of 2007, 2008, 2009 and 2010). All vesting for the Option and the Restricted Stock Award shall be contingent upon your continued employment with the Company on the applicable vesting date. Except as otherwise expressly set forth in this letter agreement, the Option and the Restricted Stock Award will be granted under and subject to the terms of the Company's standard form of stock option agreement and restricted stock purchase agreement.

        You should be aware that you will incur federal and state income taxes as a result of your receipt or the vesting of the Restricted Stock Award, with the timing of such income contingent upon whether you timely make an election under Section 83(b) of the Internal Revenue Code of 1986, as amended (an "83(b) election"). It is entirely your choice whether you make an 83(b) election and you should consult with your own tax and financial advisors in that regard. The Company will not provide you with any assistance in paying your taxes on the Restricted Stock Award, regardless of whether or not you make an 83(b) election.

        If your employment is terminated other than for Cause and not under circumstances that would trigger the application of your Change of Control Severance Agreement, you shall be entitled to the severance and benefits described in the Company's Executive Severance Benefit Policy.

        3.    Additional Terms.

        You should be aware that your employment with the Company is for no specified period and constitutes "at will" employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, for any reason or for no reason.

        The term of this offer letter may only be changed by written agreement, although the Company may from time to time, in its sole discretion, adjust the salaries and benefits paid to you and its other employees. This offer letter will be governed by the laws of the State of California.

        Please review the terms of this letter and the Executive Offer Documents to make sure they are consistent with your understanding. Should you have any questions with regard to any of the items indicated above or the terms of the Executive Offer Documents, please contact Tim Burch, the Company's Senior Vice President, Human Resources. Kindly indicate your agreement with the terms contained in this offer letter and the Executive Offer Documents by signing and returning the original signed offer letter and the Executive Offer Documents as appropriate so that they are received by Mr. Burch no later than May 26, 2006.

/s/ Tim Burch Tim Burch SVP, Human Resources

Agreed and Accepted:

/s/ Peter Galvin Peter Galvin	June 24, 2006 Date